

July 11, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: World Funds Trust
         Issuer CIK: 0001529390
         Issuer File Number: 333-180879/ 811-22704
         Form Type: 8-A12B
         Filing Date: July 11, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 26, 2024, from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Cambria LargeCap Shareholder Yield ETF (LYLD)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 205-4370. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications